Exhibit 4.17

ENGLISH SUMMARY OF THE LOAN AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND AMONG

POINTER (EDEN TELECOM GROUP) LTD.

NEXUS TELOCATION SYSTEMS LTD.

GANDYR INVESTMENTS LTD.

GOVLI LTD.

SULAM FINANCIAL HOLDINGS LTD.

AND

EGGED HOLDINGS LTD.

Dated November 16, 2004
(the “Agreement”)

Description: Loan Amount: Term and Interest:	Loan Agreement pursuant to which Nexus Telocation
Systems Ltd. ("Nexus"), Egged Holdings Ltd.,
Gandyr Investments Ltd., Govli Ltd. and Sulam
Financial Holdings Ltd. (together, the "Lenders")
loaned Pointer (Eden Telecom Group) Ltd.
("Pointer") NIS 10 million in connection with the
purchase by Pointer of certain activities and
assets of Shagrir Towing Services Ltd. and its
subsidiary, Shagrir (1985) Ltd.

NIS 10 million (of which NIS 5 million was loaned
by Nexus).

Interest repayments and repayments of the
principal shall commence on August 28, 2005.
Interest under the loan shall be payable at a
rate of 6.5% per year.